Filed pursuant to Rule 253(g)(2)

File No. 024-11648

This Supplement No. 4, dated August 5, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated December 3, 2021, of Landa App 2 LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update information relating to the status the Properties underlying the following Series (the “Updated Series”):

●	Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC

LANDA APP 2 LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) shows key information related to each Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged. In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding each of the Updated Series.

Property Vacancies; Lease Non-Renewals

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC

The tenant occupying the Property underlying this Series vacated. As of the date of this report, Landa Holdings, Inc (the “Manager”) has not identified a new tenant to enter into a Lease Agreement for this Property. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.